EXHIBIT 3.1

EXCERPT FROM THE RESOLUTIONS

OF

THE BOARD OF DIRECTORS

OF

THE GEO GROUP, INC.

Adopted on November 29, 2018 and constituting an Amendment to Article V,

Section 1 of the Second Amended and Restated Bylaws

WHEREAS, the By Laws of GEO authorize the Board to designate the number of directors on the Board from time to time at a number not less than three or more than 19, and to fill such vacancies as they occur; and

WHEREAS, Mr. Anthony’s resignation has created a vacancy on the Board, and the Board has decided it is in the best interest of the Company to reduce the number of Board members to eliminate the vacant position, rather than appoint a replacement.

IT IS FURTHER RESOLVED THAT: The Board hereby resolves that the number of Board members be decreased from eight to seven.